Exhibit 99.1

Tiziana Life Sciences Plc

(“Tiziana” or the “Company”)

Tiziana Life Sciences Interview to Air on Bloomberg International on the RedChip Money Report

London, New York, 25 September 2020 - Tiziana Life Sciences plc (Nasdaq: TLSA / AIM: TILS) (“Tiziana” or the “Company”), a biotechnology company focused on innovative therapeutics for oncology, inflammation and infectious diseases, today announced an interview with Dr. Kunwar Shailubhai, CEO, will air on The RedChip Money Report television program. The interview will air Sunday, 27 September 2020, at 6 p.m. EST on Bloomberg International, available in 100+ million homes across Europe.

In the exclusive interview, Dr. Shailubhai discusses the Company’s planned spinout of StemPrintER into a new company, Accustem Sciences, as well as its plan to initiate a clinical study with nasally administered Foralumab, a fully human anti-CD3 monoclonal antibody, in patients with COVID-19 in Brazil.

The interview will also air in the US on the Action Channel on Sunday, 27 September 2020, at 11 a.m. ET and is available via live stream on American Business TV.

“The RedChip Money Report” delivers insightful commentary on small-cap investing, interviews with Wall Street analysts, financial book reviews, as well as featured interviews with executives of public companies.

About Tiziana Life Sciences

Tiziana Life Sciences plc is a dual listed (NASDAQ: TLSA & UK AIMS: TILS) biotechnology company that focuses on the discovery and development of novel molecules to treat human diseases in oncology, inflammation and infectious diseases. In addition to milciclib, the Company will be shortly initiating phase 2 studies with orally administered foralumab for Crohn’s Disease and nasally administered foralumab for progressive multiple sclerosis. Foralumab is the only fully human anti-CD3 monoclonal antibody (mAb) in clinical development in the world. This phase II compound has potential application in a wide range of autoimmune and inflammatory diseases, such as Crohn’s Disease, multiple sclerosis, type-1 diabetes (T1D), inflammatory bowel disease (IBD), psoriasis and rheumatoid arthritis, where modulation of a T-cell response is desirable. The company is accelerating development of anti-Interleukin 6 receptor (IL6R) mAb, a fully human monoclonal antibody for treatment of IL6-induced inflammation, especially for treatment of COVID-19 patients.

For further enquiries:

United Kingdom:

Tiziana Life Sciences plc Gabriele Cerrone, Chairman and founder	+44 (0)20 7495 2379

Cairn Financial Advisers LLP (Nominated adviser) Liam Murray / Jo Turner	+44 (0)20 7213 0880

Optiva Securities Limited (Broker) Robert Emmet United States: Investors: Dave Gentry, CEO RedChip Companies Inc. Office: 1.800.RED.CHIP (733.2447) Cell: 407.491.4498 dave@redchip.com	+44 (0)20 3981 4173